Exhibit 99.2

KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
For the three months ended June 30, 2008 and 2007

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

1.1	Date

This Management's Discussion and Analysis ("MD&A") of Keegan Resources Inc. ("Keegan" or the "Company") has been prepared by management as of August 20, 2008 and should be read in conjunction with the consolidated financial statements and related notes there of the Company, as at and for the three months ended June 30, 2008 and 2007 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2008 and 2007, which were prepared in accordance with Canadian generally accepted accounting principles. The Company is presently a "Venture Issuer", as defined in NI 51-102.

This MD&A may contain "forward-looking statements" which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings. The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2	Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the "Exchange") on June 25, 2001. The Company's principal business is the acquisition and exploration of resource properties.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Bankers' Acceptance Notes and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

As at the date hereof, the Company has mining interests in West Africa and has entered into the following agreements as at June 30, 2008:

1.
Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. ("Sammetro") to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

(a)	Cash payments:

-US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

-US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the "Committee") (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see below);

-US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and
-US$100,000 to Sammetro on production (obligation renegotiated, see below).

(b)	Issuance of 780,000 common shares of the Company to Sammetro over a three year period:

-40,000 common shares of the Company to Sammetro upon Exchange approval (issued);

-120,000 common shares of the Company to Sammetro on May 3, 2007 (obligation renegotiated, see below);

-240,000 common shares of the Company to Sammetro on May 3, 2008 (obligation renegotiated, see below); and

-380,000 common shares of the Company to Sammetro on May 3, 2009 (obligation renegotiated, see below);

(c)	Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred); -$750,000 by May 3, 2008 (obligation renegotiated, see below); and -$1,000,000 by May 3, 2009 (obligation renegotiated, see below);

The Company entered into a finder's fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder's fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 1(a) and 1(b) and completing the full work expenditure indicated in 1(c), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 1(a) and 1(b) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sammetro and issued 40,000 additional common shares to Sammetro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the period, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder's fees with respect to the renegotiation of the option agreement.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

The Property:

On October 25, 2007, Keegan announced an indicated 43-101 resource of 240,000 ounces in the indicated category and 1.43 M oz in the inferred category with a grade of 1.4 g/t using a cutoff of 0.6 g/t Au. The inferred category was primarily estimated from a collar spacing of 80 X 40 meters whereas those in the indicated category were estimated using a collar spacing of approximately 40 X 40 meters. The original resource represents a strike length of approximately 1.5 km of mineralized structure. The recently announced south extension, while adding an additional 800 meters to this strike length, is already predominately drilled at 40 X 40 meter spacing.

Keegan announced several positive drill results on the property during the first fiscal quarter of 2009 and subsequent to June 30, 2008 that expand the resource potential to the north and west of the existing resource as well as infill drilling results designed to move the resource from inferred to indicated. The full drill results on the Esaase Gold project may be found at www.keeganresources.com.

For the rest of calendar year 2008, Keegan intends to explore the Jeni Lease and continue the infill and exploration drill programs with the goal of releasing a second resource estimate by the end of the year. Keegan intends to expend, at minimum, an additional five million dollars on the project in 2008.

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase.

2.
Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited ("GTE") dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession ("Asumura property") located in the Republic of Ghana, West Africa, under the following terms:

(a)	payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and

-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).

-US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

(b)	issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

-common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

-common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and

-common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

(c)	completion of US$1,000,000 of exploration work on the Asumura property as follows:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

-US$80,000 on or before July 31, 2005, (incurred); -an additional US$400,000 on or before July 31, 2006 (incurred); and -an additional US$520,000 on or before July 31, 2007 (incurred).

As the Company has met the above commitments, it now has an undivided 100% private interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. ("HDI") as finder's fees with respect to the Asumura property.

During the year, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000

The Property:

On April 1st, 2008, Keegan acquired the Mt. Olives reconnaissance license, which brings the total land package of the combined Asumura property to over 900 square kilometers. On May 14, 2008, Keegan announced that it has intersected 14 m of 4.47 g/t Au along the NW structure. The intercept comes from one of the fences of shallow reconnaissance drill holes that Keegan has drilled as an initial test of this structure. Drill assays from reconnaissance drill holes on other structures at Asumura are still pending; Keegan will release further assays when received. Please see www.keeganresources.com for a map showing collar locations.

Table 1. Intercept for discovery hole from the NW zone.

Fence	Hole_ID	From (m)	To (m)	Width (m)	Grade (g/t)
NW92	KAR080204	36	50	14	4.48
	including	37	38	1	52.2

After receiving all gold results Keegan will interpret them together with available geophysics and geology, and plan additional drilling. Keegan is also continuously conducting geochemical sampling on known mineralized structures throughout the Asumura Property. Keegan expects to expend at least $500,000 on the property for the remainder of calendar year 2008.

Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan's Qualified Person on the property.

1.3	Selected Annual Information

	2008	2007	2006
	$	$	$
Revenues ( interest and other income)	476,034	97,135	10,779
Net loss	4,316,042	4,381,139	2,989,019
Loss per share, basic and diluted	0.17	0.28	0.31
Total assets	34,669,516	21,493,513	2,372,212
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

1.4	Results of Operations

Three months ended June 30, 2008 and 2007

During the three months ended June 30, 2008, the Company reported a loss and comprehensive loss of $1,033,884 or $0.04 per share compared to a loss of $611,027 or $0.03 per share during the previous period, representing an increase in loss by $422,857. The increase in loss during the three months ended June 30, 2008 resulted from an increase in general and administrative expenses by $409,886 and a decrease in interest and other income by $12,971.

Interest and other income decreased by $12,971 due to varying interest rates on investments. The Company earned interest and other income of $90,409 three months ended June 30, 2008 as compared to $103,380 during the same period in the prior fiscal year.

The increase in general and administrative expenses by $409,886 during the three months ended June 30, 2008 resulted from increases in amortization of $12,508, consulting fees, directors' fees and wages and benefits of $16,272, foreign exchange loss of $246,943, office, rent and administration of $7,605, professional fees of 33,188 and travel, promotion and investor relations of $163,521 partially offset by decreases in bank charges and interest of $4,197, regulatory, transfer agent and shareholder information of $9,420 and stock-based compensation of $56,534. The over-all increase in general and administrative expenses during the period was primarily attributable to increased corporate activity as a result of the Company's ongoing active exploration programs. In March 2008, the Company purchased a 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property.

Below are the discussions on the significant changes in general and administrative expenses:

Amortization increased by $12,508 as the Company purchased motor vehicles and equipment during the period of $301,112. During the prior period, the Company purchased equipment of $7,448.

Consulting fees, directors' fees and, wages and benefits increased by $16,272 as result of an increase in wages and benefits due to the Company's hiring of additional personnel in support of its increasing exploration operations in Ghana, payment of directors' fees of $600 per month to three directors of the Company effective November 1, 2007 and an increase in consulting fees of US$5,000 per month to a director and officer of the Company effective November 1, 2007. During the previous period, no directors' fees were paid.

The Company's reporting currency is the Canadian dollar while it conducts a major part of its business in US dollars and Ghanaian Cedi. The Company's exploration programs and operations in Ghana have substantially increased during the period, and as a result, the Company recognized a foreign exchange loss of $280,533 during the three months ended June 30, 2008 as compared to $33,590 during the prior period.

Professional fees increased by $33,188 as a result of legal fees paid related to the Company's listing application on the Toronto Stock Exchange and accounting fees paid related to the Company's internal control documentation. No fees related to these types of service were paid in the prior period.

Travel, promotion and investor relations increased by $163,521 as a result of travel expenses to Ghana and various road shows, investment and mining conferences the Company participated in during the period. The Company did not participate in any road shows, investment and mining conferences during the same period in the prior fiscal year.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

1.5	Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and	Net Loss	Loss per share
	other income
June 30, 2008	$90,409	$1,033,884	$0.04
March 31, 2008	$219,617	$1,182,959	$0.04
December 31, 2007	$72,827	$1,897,042	$0.07
September 30, 2007	$80,210	$625,014	$0.03
June 30, 2007	$103,380	$611,027	$0.03
March 31, 2007	$66,020	$1,889,260	$0.10
December 31, 2006	$17,435	$1,072,214	$0.07
September 30, 2006	$7,449	$1,050,693	$0.08

1.6/1.7	Liquidity and Capital Resources

The Company reported working capital of $12,766,431 at June 30, 2008 compared to working capital of $15,063,520 at March 31, 2008, representing a decrease in working capital by $2,297,089. As at June 30, 2008, the Company had net cash and cash equivalents on hand of $7,715,005 compared to $15,241,053 at March 31, 2008. Net cash on hand decreased by $7,526,048 resulting from inflows of net cash of $2,166,700 from exercises of warrants and options less cash utilized for operations of $1,029,139, short-term investments of $5,000,000, deferred exploration expenses of $3,362,497 and purchase of furniture and equipment of $301,112. During the same period in the prior fiscal year, the Company raised net cash of $616,510 from exercise of warrants and options, utilized $483,447 of its cash for operations, $91,205 for resource property acquisition payments pursuant to agreements, $3,538,633 for deferred exploration expenses and $7,448 for purchase of furniture and equipment.

As at June 30, 2008, the Company's cash and cash equivalents consist of cash of $4,644,491 and banker's acceptance notes of $3,070,514. The banker's acceptance notes mature on August 25, 2008 and bear interest at 2.97% per annum. In addition, the Company's short-term investments consist of $5,000,000 in guaranteed investment certificates which mature May 28, 2009 and bear interest at 3.15% per annum. The Company has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

Current assets excluding cash and cash equivalents and short-term investments at June 30, 2008 increased by $156,541 from $198,999 at March 31, 2008 to $355,540 at June 30, 2008. The increase in current assets is attributable to the increase in prepaid expenses and deposits by $284,128 as a result of prepayments to various exploration vendors in Ghana offset by a decrease in receivables by $127,587 as the Company received GST refunds of $102,057 during the period.

Current liabilities at June 30, 2008 which mainly consisted of accounts payable and accrued liabilities of $304,114, of which $40,800 was due to related parties and $263,314 was due to various exploration and other vendors. Current liabilities decreased by $72,418 as a result of payments of outstanding obligations to various exploration and other vendors.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

The following shows the Company's contractual obligations:

					After
Contractual Obligation	Total	1-3 years	4-5 years		5 years
Lease commitments (1)	$51,548	$51,548	$	Nil	$ Nil
(1) The Company has entered into lease agreements for its corporate office premises.

The Company also has continuing commitments related to resource properties as described in Item 1.2 - Overall Performance.

The Company entered into option agreements with respect to the Esaase and Asumura properties in Ghana and pursuant to these agreements the Company has expended an aggregate of $22,597,819 for acquisition and deferred exploration costs on these properties.

During the three months ended June 30, 2008, the Company raised net cash of $2,166,700 as follows:

1.	773,000 common shares were issued for gross proceeds of $1,982,700 on exercise of warrants and broker's warrants.

2.	200,000 common shares were issued for gross proceeds of $184,000 on exercise of options.

During the year ended March 31, 2008, the Company raised net cash of $14,954,456 as follows:

1.
During the year ended March 31, 2008, the Company completed a brokered private placement of 3,300,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $13,530,000, pursuant to a letter of engagement with a syndicate of underwriters. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 27, 2009. These warrants are subject to an acceleration clause. The underwriters received a cash commission of $676,500 plus 330,000 broker warrants exercisable at a price of $4.25 per broker warrant for a period of 18 months expiring May 27, 2009.

2.	1,115,470 common shares were issued for gross proceeds of $2,033,528 on exercise of warrants and broker's warrants.

3.	200,000 common shares were issued for gross proceeds of $184,000 on exercise of options.

The other sources of funds potentially available to the Company as of the date of this MD&A are through the exercise of outstanding 3,058,750 share purchase warrants at $3.25 per share which expire February 16, 2009, 330,000 warrants at $4.25 per share which expire May 27, 2009, 1,650,000 warrants at $5.25 per share which expire May 27, 2009 and 673,315 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011, 1,230,000 options at $2.44 per share which expire November 10, 2011, 100,000 options at $2.85 per share which expire December 19, 2011, 19,000 options at $3.38 per share which expire March 7, 2012, 100,000 options at $3.60 per share which expire October 17, 2012 and 926,000 options at $4.20 per share which expire February 5, 2013. However, there can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

Financing for the Company's operations was funded primarily from various share issuances through private placements and exercises of options and warrants. Although the Company presently has sufficient funds to continue to meet its anticipated ongoing operations, the Company may continue to have capital requirements in excess of its currently available resources to carry out any programs of work on the mineral properties and will therefore be required to raise additional funds. In addition, if the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company's overall success will be affected by its current or future business activities.

The Company has not had a history of operations or earnings and its overall success will be affected by its current or future business activities. The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

1.8	Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9	Transactions with Related Parties

During the three months ended June 30, 2008 and 2007, the Company entered into transactions with related parties as follows:

1.
Included in professional fees is $nil (2007 - $2,180) paid or accrued for legal fees to a company controlled by a director of the Company and $23,950 (2007 - $3,000) for accounting fees to a company controlled by an officer of the Company during the three months ended June 30, 2008.

2.	Included in consulting fees, wages and benefits is $20,475 (2007 - $13,356) paid or accrued for consulting fees paid to an officer of the Company during the three months ended June 30, 2008.

3.
The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007. During the three months ended June 30, 2008, the Company paid consulting fees and benefits of $41,775 (2007 - $28,398) under this agreement.

4.
During the three months ended June 30, 2008, the Company paid or accrued $3,900 (2007 - $18,000) for geological fees to a director of the Company. These costs have been included in resource properties.

5.	During the three months ended June 30, 2008, the Company paid directors' fees of $5,400 (2007 - $nil) to certain directors of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

Included in accounts payable and accrued liabilities at June 30, 2008 is $40,800 (March 31, 2008 - $55,933) owing to directors of the Company and a company controlled by a director and officer of the Company.

1.10	Fourth Quarter and Subsequent Events

No disclosure necessary.

1.11	Critical Accounting Estimates

Not applicable to Venture Issuers.

1.12	Changes in Accounting Policies including Initial Adoption

Change in Accounting Policies Effective April 1, 2007, the Company adopted the provisions of the following new Canadian Institute of Chartered Accountants ("CICA") accounting standards:

1.	Comprehensive Income (Section 1530)

This section describes standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available- for-sale financial instruments. Adopting this standard had no impact on the Company's consolidated financial statements as at April 1, 2007 or for the three months ended June 30, 2008.

2.	Financial Instruments - Recognition and Measurement (Section 3855)

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non- financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available- for-sale financial assets or other financial liabilities.

● ● ●
Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

3.	Financial Instruments - Disclosure and Presentation (Section 3861)

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held- for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading in accordance with S3855.57(a).

4.	Hedging (Section 3865)

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

5.	Accounting Changes (Section 1506)

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

6.	Accounting Policy for Transaction Costs, EIC-166:

On June 1, 2007, the Emerging Issues Committee of the CICA issued abstract No. 166, Accounting Policy Choice for Transaction Costs ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for- trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"). Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective for the year ended March 31, 2008. The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading. The adoption of this policy had no material effect on the Company's financial statements.

Adoption of New Accounting Standards

The Company has adopted the following new CICA accounting standards effective April 1, 2008.

1.	Sections 38692 and 3863

The CICA has issued new accounting standards Section 3862, "Financial Instruments - Disclosures" and Section 3863, "Financial Instruments - Presentation" which replace Section 3861 "Financial Instruments- Disclosure and Presentation". The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The Company's financial instruments are presented in Note 10 to its consolidated financial statements as at and for the three months ended June 30, 2008.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

The initial adoption of Sections 3862 and 3863 had no impact on the Company's consolidated results of financial position.

2.	Section 1535

Effective April 1, 2008, the Company adopted new accounting standard Section 1535, "Capital Disclosures", which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. Disclosure for Section 1535 is provided in Note 11 to the Company's consolidated financial statements as at and for the three months ended June 30, 2008.

Recently Released Canadian Accounting Standard

The following CICA accounting standard that has been issued but not yet adopted by the Company.

1.
International Financial Reporting Standards ("IFRS") In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after April 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal year 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.13	Financial Instruments and Other Instruments

As at June 30, 2008, the Company's financial instruments consist of cash and cash equivalents, receivables, prepaid expenses and deposits and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure is summarized as follows:

1.	Credit risk

The Company is not exposed to any significant credit risk on its financial assets. Cash and cash equivalents consisting of Bankers Acceptance Notes ("BAs") and Guaranteed Investment Certificates ("GICs") have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. As at June 30, 2008, the Company had no financial assets that were either past due or impaired.

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk. The Company employs established credit approval practices to mitigate this risk.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

2.	Liquidity risk

The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at June 30, 2008, the Company had a cash balance of $12,715,005 to settle current liabilities of $304,114 which mainly consist of accounts payable that are considered short term and settled within 30 days. To maintain the Company in good standing and maintain its interests in its exploration properties, management estimates its capital requirements for 2008 to be approximately $8,000,000. This cost estimate does not include expenses related to the evaluation of potential property acquisitions.

3.	Market risk

i.	Interest rate risk

The Company's accounts payable and accrued liabilities are non-interest bearing. As at June 30, 2008, the Company's interest bearing assets are cash and cash equivalents. The Company maintains a minimum cash balance in its chequing account and transfers funds from its investment account when the need arises. The Company's investments are placed in BAs and GICs which interest rates vary depending on the rates offered by the banks when the instruments mature and are automatically renewed. For the three month period ended June 30, 2008, the company recognized $88,576 in interest income from its interest bearing investments.

ii.	Foreign currency risk

The Company conducts part of its business in US dollars and Ghanaian Cedi and therefore is affected by variations in exchange rates. The Company does not have foreign currency hedges in place and does not actively manage this risk.

iii.	Price risk

The Company's financial assets and liabilities are not exposed to price risk with respect to commodity prices.

The Company has risk concentrations associated with its cash account and investments which earn interest at prevailing interest rates. These rates fluctuate with changes in prevailing banking interest rates.

During the period ended June 30, 2008, there were no changes to the Company's risk exposure or to the Company's policies for risk management.

1.14	Other Requirements

Disclosure Controls and Procedures

Disclosure controls and procedures ('DC&P') are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting ('ICFR') are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in their annual and interim filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument MI 52-109. In particular, the

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2008 and 2007

CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Summary of outstanding share data:

The Company is authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. As at the date of this MD&A, there were 28,440,648 shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

	Number		Number
Exercise price	outstanding	Expiry date	exercisable

$0.92	673,315	February 3, 2010	673,315
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	1,230,000
$2.85	100,000	December 19, 2011	100,000
$3.38	19,000	March 7, 2012	16,625
$3.60	100,000	October 17, 2012	50,000
$4.20	926,000	February 5, 2013	347,250
	3,328,315		2,697,190

The following warrants were outstanding as at the date of this MD&A:

Number of Shares	Exercise Price	Expiry Date
3,058,750 (1)	$3.25	February 16, 2009
330,000	$4.25	May 27, 2009
1,650,000 (2)	$5.25	May 27, 2009

(1) These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(2) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $6 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Additional disclosures pertaining to the Company's filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.